Mail Stop 3030

                                                                 October 18,
2016

     Via E-Mail
     Kevin A. Richardson, II
     Acting Chief Executive Officer
     SANUWAVE Health, Inc.
     3360 Martin Farm Road, Suite 100
     Suwanee, Georgia 30024

            Re:    SANUWAVE Health, Inc.
                   Registration Statement on Form S-1
                   Filed September 23, 2016
                   File No. 333-213774

     Dear Mr. Richardson:

            We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

     Selling Stockholders, page 19

     1. We note that the number of shares being registered for resale exceeds the number of shares that were issued or that are issuable upon exercise the warrants sold in your
            August 2016 private placement as that offering is described in this section. Please revise your disclosure to include a description of the transactions through which all of the selling stockholders acquired their shares of common stock being offered for resale.
            Refer to Regulation S-K Item 507. Include the date of the transaction and the consideration paid.
 Kevin A. Richardson, II
SANUWAVE Health, Inc.
October 18, 2016
Page 2

Exhibit 5.1

2. Please file an opinion of counsel as to the legality of all shares being registered for sale identified in the fee table of your registration statement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.

                                                              Sincerely,

                                                              /s/ Russell
Mancuso

                                                              Russell Mancuso
                                                              Branch Chief
                                                              Office of
Electronics and Machinery


cc:    John C. Ethridge, Jr., Esq.
       Smith, Gambrell & Russell, LLP